Filed by Spartan Stores, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Stores, Inc.

Commission File No.: 000-31127

Date: July 22, 2013

Explanatory Note

This is a transcript of a joint conference call held on July 22, 2013 by Spartan Stores, Inc. and Nash-Finch Company.

Spartan Stores, Inc. and Nash Finch Company Merger Call

Company Participants

•	Katie Turner
•	Dennis Eidson
•	Alec C. Covington

Other Participants

•	Scott Mushkin
•	Chuck Cerankosky
•	A.K. Jain

Operator

Greetings and welcome to the Spartan Stores and Nash Finch Announcement Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Katie Turner for opening remarks. Thank you, Ms. Turner. You may now begin.

Katie Turner

Thank you. Good morning, everyone, and welcome to the conference to discuss the merger of Spartan Stores and Nash Finch. Before we begin, we want to remind everyone that today’s discussion will include forward-looking statements. These forward-looking statements discuss plans, expectations, estimates and projections that might involve significant risks and uncertainties. Actual results may differ materially from results discussed in these forward-looking statements. None of these statements constitutes an offer to sell any securities. Please refer to the company’s press release for a more complete discussion of forward-looking statements and other important legal notices. A detailed discussion of many factors that we believe may have a material effects on the businesses on an ongoing basis are contained in both the companies’ SEC filings and Spartan and Nash Finch assume no obligation to update that information. If you do not or you have a copy of the press release, announcing the transaction is available on the respective investor sections of the company websites at www.spartanstores.com and www.nashfinch.com. This call is being webcast and a replay will be available on both companies’ websites for approximately 10 days. After our prepared remarks, we look forward to taking your questions. We ask that you limit yourself to one question and one follow-up if necessary.

I would now like to turn the call over to Dennis Eidson, Spartan Stores President and CEO.

Dennis Eidson

Thank you, Katie, and good morning, everyone. And thank you for joining us today. And I’m delighted to say, with me on the call today are Alec Covington, the President and CEO of the Nash Finch Company; Dave Staples, the EVP and CFO at Spartan Stores; Bob Diamond, EVP and Chief Financial Officer and Treasurer of Nash Finch; Alex DeYonker, General Counsel and Secretary for Spartan Stores; and Kathy Mahoney, Executive Vice President, General Counsel and Secretary of Nash Finch.

As we announced this morning, Spartan Stores and Nash Finch have signed a definitive agreement to merge our respective companies in an all-stock transaction. Alec and I are excited to walk you through some of the specific merger details and explain the strategic benefits for our companies, our customers and our shareholders.

First, I’ll provide a brief overview of the transaction and then I’ll turn the call over to Alec and he’s going to share his perspective and then I’ll discuss some of the financial benefits before we open up the call for some questions.

This transaction certainly represents a unique opportunity to bring together two highly complementary organizations. Spartan Stores’ strong retail and grocery distribution operations in Michigan, Indiana and Ohio and Nash Finch’s industry-leading position in grocery distribution to military commissaries and exchanges and its comprehensive wholesale grocery network throughout United States, including its unique partnership with Coastal Pacific.

These combined strengths result in a $7.5 billion revenue company with three highly competitive and balanced business units – military distribution, wholesale distribution and retail. The combined company will have 22 wholesale distribution centers covering 37 states, 177 supermarkets, and will be the leading distributor to military commissaries and exchanges in the United States.

And now, it’s my pleasure to turn the call over to Alec, who is going to give us some of his perspectives.

Alec C. Covington

Thank you very much Dennis, and I’m very excited to be here this morning. Dennis and I have been looking forward to this day and this is just an excellent strategic fit between these two companies. Not that you should always just focus on synergies in a combination, it’s clear that there is an enormous amount of synergies that’s been pointed out in our press release and Dennis will speak to those in a little bit more detail later.

I’m kind of a simpleminded guy, but any time that you see synergies approaching 50% of either companies’ overall EBITDA, you don’t have to be the sharpest knife in the drawer to know that there is a good opportunity to be had in combining the two companies. So, that is a piece of it. But a lot of combinations also don’t work so well because of cultural differences, and that’s where I think we really win in the combination of these two companies because we share the same values, we share the same passion around our customers, and by the way we have very complementary geography. We for a long time have wanted to have a larger presence in Michigan, but that’s the position held almost in a very good way by Spartan.

But the other thing I think that makes this combination very important and exciting is it’s not dependent upon a lot of complex integration issues. I mean this is really where a two public companies with two public company infrastructures are combining and eliminating the obvious redundant cause and focusing on purchasing synergies and the kinds of things that just naturally accrue from the combination of two companies.

Now, one of the things that I felt a lot about, I know Dennis has as well because both of us share another characteristic and that is that we want to gain scale for our companies, but we are not interested in taking on a bunch of risk. The merger structure that we’ve chosen allows for the opportunity for the combined companies to gain an enormous amount of scale. Scale is important in this business. This is just -it’s just a prerequisite to success. But not only do we gain the scale through the combination of these two companies, but we’re able to do it without leveraging up that balance sheet. So many times these combinations and acquisitions you see the things are not necessarily anticipated, that can happen once the companies merge and all of the sudden – there is big balance sheet debt, so you have lots of risk. We’ve avoided that through this overall merger concept by combining the two companies at an equity level and preparing for a combination without leveraging up the balance sheet and creating an enormous amount of risk.

The third thing that I think is very exciting along with the scale and the lower level of risk created by the structure is the future platform for growth. The story doesn’t stop here. This is a company that is going to have enormous financial capacity to do what it deems is necessary and in the best interest of shareholders to continue the story and continue to grow. I mean, come on, at the end of the day with this combination, we’re going to continue to have the world’s largest and only worldwide military distribution platform. The combined company can reach any commissary, any exchange location anywhere in the world. It’s unparalleled in its capabilities.

We’re going to continue to serve those military families with the same passion we have in the past. And we’re going to do that not just through our network at MDV, but also through the benefits of the partnership that we share with Coastal Pacific Food Distributors on the West Coast. That’s a partnership that we’ve enjoyed for a long, long time at Nash Finch, and it will be one that we’ll continue to be proud of and support going forward, because it’s those two companies that formed this worldwide network and we’re excited, they are excited, so we look forward to continue great things in serving the needs of military families and serving our heroes at home and abroad.

The dedication to family business is another value that both companies have always shared. And we’re going to be able to serve independent retailers even better through an expanded network. More private brands, more proprietary brands, the enormous strength of that Spartan label, but also complemented by the strength of our family label, the Nash Brothers Trading will continue to offer IGA, Piggly Wiggly as our brands. So, all of that adds to the logic and the positive synergies of the combination.

And then lastly, an expansive retail network that will continue to have a variety of banners, our Family Fresh, our No Frills, along with our Sun Mart stores combined with Family Fare and Valu Land and all of the other banners that’s brought about by the combination with Spartan.

So, I couldn’t be more pleased and I can talk about all day, but you are not here to listen to me, you’re here listen to the guy that’s going to run this combined company, a guy that has an enormous background, his entire career has been built around this type of a role, and I couldn’t support him more and I look forward to supporting him in the future and helping him to accomplish this. So, let me turn it back over to the guy who’s got to run this thing, that being Dennis.

Dennis Eidson

Thanks a lot, Alec. Thanks for the kind words. And now I’m going to outline some of the financial elements of the proposed merger, under the terms of the transaction Nash Finch shareholders who will receive a fixed ratio of 1.2 shares of Spartan Stores common stock for each share of Nash Finch common stock that they hold.

And upon closing, which we expected to be by the end of the calendar year, Spartan Stores shareholders will own approximately 57.7% of the equity of the combined company and Nash Finch shareholders will own approximately 42.3%. And following the transaction close, Nash Finch will become a wholly-owned subsidiary of Spartan Stores. Alex mentioned the synergies, the company is expected to achieve approximately $50 million and annual cost synergies and are primarily derived from the scale and the scope of the combined entity in increased operational efficiencies and the consolidation of some back office functions.

We anticipate realizing the synergies within a three year timeline and we expect to incur some one-time integration costs of somewhere around $26 million over the same period. We do expect the transaction will be accretive to earnings per share within the first fiscal year of operation, when you exclude one-time expenses.

At the close of the transaction, we will have a capital structure that supports continued growth initiatives, including potential acquisitions. In conjunction with the merger, we’ll enter into a new $1 billion credit facility. They will be used to repay Nash Finch’s and Spartan’s outstanding borrowings and the transaction related expenses. Upon completion of the merger, we expect to have approximately $190 million in availability beyond the capital needs of the business that can be used for strategic growth opportunities.

We expect the combined company to generate meaningful cash flow to continue to invest in the business, paying attractive dividends and to deleverage the company, providing incremental strategic capacity. Both Spartan and Nash Finch have strong and consistent track records of returning cash to their shareholders and consistent with this philosophy, the combined company intends to continue issuing a quarterly dividend, and that will initially be set $0.48 per share on an annualized basis.

Both Boards of Directors have enthusiastically and unanimously approved the transaction and subject to regulatory approvals, closing conditions and the approval of Spartan Stores and Nash Finch shareholders, again we expect to close by the end of calendar 2013.

As Alec mentioned, I will serve as President and CEO of the combined company, although Alec is going to remain with the combined organization in an advisory role to help us oversee the transition. Craig Sturken, Chairman of the Board of Spartan Stores will serve as the Chairman of the Board of the combined company, which will be comprised of 12 board members – seven designated Spartan and five designated by Nash Finch. We intend to retain a presence of both Grand Rapids, Michigan and Minneapolis, Minnesota. And Nash Finch’s military business, MDV will maintain its space in Norfolk, Virginia. Ed Brunot, who currently serves as the President of MDV will continue to lead that business in the combined organization.

And as any merger the key to success is combining the associates and the cultures, as Alec mentioned, are very similar, and the best practices of each entity to create a new and stronger company and I can tell you we are all totally committed to that goal. And many associates of the both companies may want to better understand the future of their business units and while there are operational questions that we will answer in the coming months it’s important to note that we see value in each of Nash and Spartan business segments.

Together we expect to grow each segment and remain committed for the combined grocery, wholesale, military commissaries and exchanges in retail channels. We will review every decision in the context of what is right for our combined associates, customers and shareholders. When the transaction closes, we’ll be in a position to share more about our specific plans.

So in summary, we’re really excited about the opportunity of this merger and the prospects for the combined business and the ability to deliver increased shareholder value, the merger will create a larger, more balanced company with a broader customer base and the geographic reach that Alec talked about across multiple food and distribution businesses. We’ll have a foundation of $7.5 billion in combined revenue and approximately $50 million in anticipated cost synergies to be shared by both companies’ shareholders with potential upside through execution of best practices across the organization and the strategic opportunities that will avail themselves to us.

We’ll have a strong balance sheet with a financial capability to support continued growth initiatives, including pursuing potential acquisitions, paying an attractive dividend and reducing our debt levels. Spartan Stores and Nash Finch are compatible [indiscernible] complementary, both from a business model standpoint and a cultural standpoint. And by combining our resources, expertise and talent, we’ll be able to better compete in the evolving grocery industry.

We certainly viewed today’s announcement as a win-win opportunity for both Spartan Stores and Nash Finch and we look forward to working together to consummate this merger and to realize the benefits for all of our stakeholders, including our associates, customers and suppliers. So that concludes our prepared remarks, and now we’d like to open the call for some questions. Jessie.

Q&A

Operator

Thank you. Ladies and gentlemen, we will now be conducting our question and answer session. [Operator Instructions] Our first question is coming from the line of Scott Mushkin with Wolfe Research. Please proceed with your questions.

<Q—Scott Mushkin>: Hey, guys. Thanks for taking my questions, and congratulations on the deal. I was wondering, Dennis, you kind of hinted at this, you have the balance sheet to do other things, I mean clearly one of Spartan’s key strategies has been rolling up some customers at the distribution. How do you view that going forward with potentially more ability to do that?

<A—Dennis Eidson>: Scott, and by the way, welcome from Wolfe.

<Q—Scott Mushkin>: Thank you.

<A—Dennis Eidson>: I don’t think we have the pleasure to chat with you. As we talk about the rollup opportunities, historically, we’ve always responded in the same way. They are generally opportunistic and the time has to be right. I do think you are seeing in the landscape a lot of consolidation pressure, whether it’s in the distribution segment or the retail segment, and we’ve just recently seen the Kroger Harris Teeter activity is an example of that. So we continue to wanted to be opportunistic as you’ve indicated and as we mentioned, we think we’ve provided a balance sheet to allow us to pursue these strategic opportunities and are going to keep our eyes, ears open for those.

<Q—Scott Mushkin>: But you would consider a part of your strategy moving forward just like it was part of Spartan strategy?

<A—Dennis Eidson>: Absolutely.

<Q—Scott Mushkin>: Absolutely. Okay. Now I’m supposed to have- I want to catch up with one more in, or should I go back into the queue?

<A—Dennis Eidson>: Sure.

<Q—Scott Mushkin>: Okay. So, I know you’ve talked about $50 million, any – do you want give us any details of kind of how that breaks up as far as buckets go? Do you have any clarity there yet or not?

<A—Dennis Eidson>: How about no. We really, I think at this point in time, I don’t think we want to get in too many specifics, it’s really early in the process. We feel confident about the synergies, Scott, and we think they’re going to come probably pretty ratably over the three year period. But I think as we already gave you specifics, we did point a few things and in terms of some back office stuff, clearly we have two public company expenses going through the P&Ls and that’ll be condensed into one. We’ll provide more color as we move down the path here in the next couple of months.

<Q—Scott Mushkin>: Perfect. Thank you. I’ll get back in the queue unless my.... Thank you.

Operator

Thank you. And the next question is coming from the line of the Chuck Cerankosky with Northcoast Research. Please proceed with your question.

<Q—Charles Cerankosky>: Good morning everyone and congratulations on the transaction.

<A>: Good morning, Chuck.

<Q—Chuck Cerankosky>: Good morning. Dennis, can you talk about what FTC might be reviewing and what you see – as any possible obstacles in that regard?

<A—Dennis Eidson>: Obviously we have to go through the approval process. We really don’t expect that there should an issue. I mean, if you look at what’s going on in the space here and the geography, extremely substantial competitors, much larger than we are and Supervalu in CNS and the region and as you know this industry is highly competitive. So we’ll go through the process, but our expectation is there shouldn’t be an issue.

<Q—Chuck Cerankosky>: And looking at possibility of acquiring wholesale customers. Do you see that thing a more frequent occurrence because now the geography is going to be much larger and Spartan brings a great deal of retail expertise to the combined company?

<A—Dennis Eidson>: Chuck, when you say acquiring customers, I guess the context to that?

<Q—Charles Cerankosky>: Acquiring store groups.

<A—Dennis Eidson>: Store groups?

<Q—Charles Cerankosky>: Yeah.

<A—Dennis Eidson>: I do think that the – obviously with the platform being as wide as it is, and Nash Finch currently supplies some 1,500 stores in their portfolio. I think that opportunity probably gets a little broader, although Nash Finch certainly has been active in that space as well with the recent activity with No Frills and Bag ‘n Save and Omaha is a specific example of that. So, again I think it’s an opportunistic strategic play, and we certainly want to avail ourselves to the right situations.

<Q—Charles Cerankosky>: Talk about private label opportunities a little bit, please. You guys are part of Topco, I don’t think Nash Finch is. But how important is that in the deal and do you bring a lot more value to our – lot more volume to Topco.

<A>: Well, I don’t think I’ll be to address the Topco issue at this point. We really haven’t have the opportunity to discuss the merger with them. But I would say both companies have a strong private brands platform. The Our Family brand in some parts of the United States is the leading private brand in the marketplace and it really resonates with the independent customers and the end consumer. And Nash Finch has worked extremely hard in the past 18 months to really make that program even stronger. Nash Brothers Trading is another brand that they have – that is performing well. And they also have retailers that support the IGA and the Piggly Wiggly brands. And we see those all staying in place.

Spartan also has a very strong private brand program. We’d like to leverage both organizations expertise on private brands. As you know, we’ve treated private brand as really a strategic plank in our business strategy for some time and we’re delighted with the progress that we’ve made and I know Alec and team are delighted with the progress that they have made.

<Q—Charles Cerankosky>: All right. Thank you.

Operator

Thank you. [Operator Instructions] Our next question is coming from the line of A.K. Jain with Cantor Fitzgerald. Please proceed with your question.

<Q—A.K. Jain>: Yeah, hi. Good morning and let me also offer my congratulations, Dennis and Alec. So, I just – comment on a question, it just seems like this is a very transformational transaction, particularly very transformative for Spartan. So, Dennis, I know since you definitely had more of a geographic – narrower geographic profile traditionally, and I’m just wondering if you have any major concerns about the increase complexity of the business, especially now that you have the military business?

<A—Dennis Eidson>: No, we don’t. You’re right. We clearly have been a mission-centric company and as you know, we’ve been talking for some time now about expanding our footprint, obviously this does that in a very big way. But you know the Nash Finch organization has very adaptively run this complex business model and run it very well. And so, as you look at the combination of the two companies, much of that expertise in that human capital that is responsible for the Nash Finch businesses is going to be remaining in place. And specifically, with regard to MDV, that entire business unit stays 100% intact with Ed Brunot being the President of MDV, John Hird is the COO of their Headquarters in Norfolk. We think that is going to run smoothly. We actually see upside in that military business. We believe we can gain market share. The company has done a lot strategically with regard to building out that platform.

The Landover facility is nearly complete. Lots of work has been done there. We’re really excited about the opportunity to operate a business that has three very strong legs to the stool. It is a pretty balanced business. And approximately 40% of that volume is going to be in the wholesale grocery business, 30% in retail and 30% in military. So, we are feeling really good about that part of it as well.

And the tailwind in both organizations has great backgrounds. Tom Swanson, who runs the Nash Finch Retail is a great retail operator and we have the utmost confidence in him in continuing to run that business. The management team at Spartan has got tremendous background as well, both in retail and distribution. And so we really have a lot of confidence in the management team going forward.

<Q—A.K. Jain>: And Dennis, can you comment on why you chose this particular time for the transaction? My guess is that this type of combination may have been suggested for some time now, but was there any kind of specific strategic consideration or any other kind of catalyst or any other factor that contributed to the timing?

<A>: I don’t think there is one inflection point that said, hey now it’s the time. I think when you look at the two companies, you see how complementary they are relative to geography, culture, fit, I guess maybe the question is what took us so long.

<Q—A.K. Jain>: Okay. And just one final quick question I had was just on the cost synergies. I thought – Dennis in your prepared comments, you mentioned there was about $100 million before integration expenses. I just wanted to clarify, was that the right number because I thought it was $50 million in the press release and the announcement.

<A—Dennis Eidson>: If I said $100 million, I thank you for correcting me. It is $50 million of synergies that we expect over a three year period.

<Q—A.K. Jain>: Great. Thank you.

Operator

Thank you. We do have a follow-up question coming from a line of Scott Mushkin with Wolfe Research. Please proceed with your question.

<Q—Scott Mushkin>: Hey guys. Thanks for taking my follow-up questions. So – and this is maybe in the documents that came up this morning, so if it’s there, I apologize. But as far as any kind of breakup fees or anything associated with the transaction, I was wondering if you could give us some insight there. And then also sequester cuts. I know one of your competitors referenced that is hurting their distribution business in military. And I was wondering if you could enlighten us a little bit on that as well.

<A>: I think on the first point, I’m not sure it’s appropriate right now to get into the termination fee discussion. But I think what I’d like to do is ask – actually ask Alec to talk a little bit about what’s going on with sequester, he is clearly closer to it than I am.

<A—Alec Covington>: So, thank you good morning, Scott. It’s amazing that the discussion around sequestration has been going on for quite a while. We’ve been talking about it for quite a while on our calls. And, but the reality of the actual furloughs within the Defense Commissary Agency really only began a couple of weeks ago. So we’re really only seeing the beginning impacts from that business. It was actually, I think and correct me, I apologize if I don’t have this right, but I believe July 8 was about the directionally the date in which the actual furloughs and things began.

So, we’ve only had a couple of weeks and I think that if you – right now the trends are hard to get our arms around and understand, I think probably we’re pretty close to it, so we recognize that the commissary system one end at the furlough is probably a little bit heavier than normal on inventory. So, you’re probably going to see a little bit of an aberration on the front end of this thing, would be my guess. But the other thing we noted is that even though the commissary was closed one day, there was a line outside on Tuesday when they opened from people that hadn’t shopped was some of the reports that we got.

So, listen we wish it wasn’t going on, we look forward to attending, we’re supportive of a resolution to the budgetary constraints going forward, as you know sequestration, theoretically anyway, there’s supposed to be an answer to that in the budgetary process in late September and going into the New Year in October, we’ll see if that happens or not. So, that part is unknown.

But for right now, we’re still trying to feel our legs under it, but we think we have a sense this is probably going to have more impact initially than later on. And we think that we’ve been encouraged by the number of shoppers that have delayed their shopping experience based on the long lines that we’re hearing about in some of the commissaries on the day of opening after the commissaries has been closed, that’s about all we know at this point.

<Q—Scott Mushkin>: So, just for the ignorant on the call, which includes to me. So, the basic situation here is that the commissaries are closed one day, is that what the sequester is doing, it’s not having an impact on necessary of what people – the amount of people coming in, as just you’re closed on one day. So that would – they would go someplace else on those days. Am I understanding it right or is that not right?

<A>: Yeah. Scott, my apologies. I sometimes forget, sometimes we have broader audience on the line. And you’re exactly right and I should have done a better job explaining that. But, yeah, the sequestration actually have required and the way that the Defense Commissary Agency dealt with that is still furlough process, where employees are furlough one day a week for – I believe it’s 11 weeks, but don’t hold me to that. And it’s a part of what was required under sequestration.

So in the case of the Defense Commissary Agency, they elected to close one additional day a week, because remember, not all commissaries are open seven days a week anyhow. So if they are open seven days, they’re open six and in some cases, they may have been opened six and they’re open five. That is a little bit different between domestic and a parts of the east and Europe, because they are operating in different types of – under different types of parameters. But that’s the general idea and that’s the general impact of sequestration as we see it right now and related to the furlough process that is happening right now.

<Q—Scott Mushkin>: Perfect. That was perfect explanation. I appreciate it.

<A>: Thank you.

Operator

Thank you. It appears we have reached the end of our question-and-answer session. I would now like to turn the floor back over to management for any additional concluding remarks.

Dennis Eidson

Thank you, Jessie. And I’d just like to thank everybody for their participation in the call today, especially with the short notice. And as we mentioned earlier today, Spartan and the Nash Finch teams are excited about the future opportunities that we have together and we’ll share future updates with you as they’re appropriate.

So, thank you and have a great day.

Operator

Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation and have a wonderful day.

* * *

Important Information for Investors

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Spartan Stores common stock in connection with the proposed merger will be submitted to the Spartan Stores’ shareholders for their consideration, and the proposed merger will be submitted to Nash Finch’s stockholders for their consideration. Spartan Stores will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Spartan Stores and Nash Finch to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Spartan Stores. Spartan Stores and Nash Finch may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES AND NASH FINCH ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Spartan Stores and Nash Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores will be available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations” or by contacting Jeanne Norcross, Vice President Corporate Affairs, (616) 878-2830. Copies of documents filed with the SEC by Nash Finch will be available free of charge on Nash Finch’s website at www.nashfinch.com under the tab “Investors” or by contacting Kathleen Mahoney, Executive Vice President, General Counsel and Secretary, (952) 844-1262.

Participants in the Transaction

Spartan Stores, Nash Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and stockholders of Nash Finch in connection with the proposed transaction. Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013. Information about the directors and executive officers of Nash Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “expects,” “believes,” or “estimates,” “vision,” or similar expressions; that the combined company is “positioned,” for a result; that an event or trend “will” occur; or that a circumstance represents an “opportunity.” Forward looking statements relating to expectations about future results or events are based upon information available to Spartan Stores and Nash Finch as of today’s date, and are not guarantees of the future performance of Spartan Stores, Nash Finch or the combined company, and actual results may vary materially from the results and expectations discussed. Although Spartan Stores and Nash Finch have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Spartan Stores’ shareholders or Nash Finch’s stockholders and government approvals, or if any conditions to closing are not satisfied. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Spartan Stores’ and Nash Finch’s business and the combined company’s ability to compete in the highly competitive grocery distribution and retail grocery industry. The adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend of Spartan Stores, Nash Finch, and the combined company will be considered and declared by the respective board of directors at its discretion. The ability of Spartan Stores, Nash Finch, and the combined company to continue to declare dividends will depend on a number of factors, including future financial condition, profitability and compliance with the terms of applicable credit facilities. Additional information concerning these and other risks is contained in Spartan Stores’ and Nash Finch’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Spartan Stores, Nash Finch, the proposed merger or other matters and attributable to Spartan Stores or Nash Finch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Spartan Stores nor Nash Finch undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.